Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three- and nine-month periods ended September 30, 2018 and September 30, 2017. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 12, 2018. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions, only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time, which may impact the rate at which we can charter such vessels;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  our ability to expand our fleet by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”);

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to acquire assets in the future, including vessels from GasLog;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operations, including the discharge of pollutants;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  our business strategy and other plans and objectives for future operations;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Cash Distribution

On October 24, 2018, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.53 per common unit for the quarter ended September 30, 2018. The cash distribution is payable on November 9, 2018 to all unitholders of record as of November 5, 2018. The aggregate amount of the declared distribution will be $25.7 million based on the number of units issued and outstanding after giving effect to the Partnership’s post-quarter end issuance of 156,225 common units through the Partnership’s at-the-market common equity offering programme (“ATM Programme”), in connection with the agreement entered into with Tortoise Capital Advisors, L.L.C. (“Tortoise”) in September 2018, and an additional issuance of 3,188 general partner units (in order for GasLog to retain its 2.0% general partner interest).

Recent Developments

On October 25, 2018, GasLog Partners announced an agreement to acquire from GasLog 100% of the shares in the entity that owns and charters the Methane Becki Anne. The Methane Becki Anne is a 170,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2010 which is chartered to a subsidiary of Royal Dutch Shell plc (“Shell”) through March 2024. The aggregate purchase price for the acquisition will be $207.4 million, which includes $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners expects to finance the acquisition with cash on hand, plus the assumption of the Methane Becki Anne’s outstanding indebtedness of $93.9 million. The acquisition is expected to close in the fourth quarter of 2018.

On September 26, 2018, GasLog Partners announced an agreement to sell 2,250,000 common units to funds managed by Tortoise, a leading energy infrastructure investor, for gross proceeds of $53.1 million and net proceeds of $53.0 million. The common units were sold at a price of $23.60 per common unit through the Partnership’s ATM Programme. The sale of the units was settled in two tranches, with 2,093,775 units settled on September 27, 2018 and the remaining 156,225 units settled on October 9, 2018.

As of September 30, 2018, GasLog held a 27.7% interest in the Partnership (including 2.0% through general partner units). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation.

As of September 30, 2018, our fleet consisted of 13 LNG carriers, including eight vessels with modern TFDE propulsion and five modern steam propulsion vessels (“Steam”). We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners.

We operate our vessels mainly under multi-year charters with fixed-fee contracts that generate predictable cash flows during the life of these charters. One of our vessels currently operates in the spot market through the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the “Cool Pool”). We intend to grow our portfolio through further acquisitions of LNG carriers or other LNG infrastructure assets from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
2	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019 (1)	—
3	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019 (1)	—
	Methane Jane Elizabeth or Methane Alison Victoria (1)	2006/2007	145,000	New Customer	Steam	November or December 2020	2021–2024 (2)

4	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
5	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023–2025 (3)
6	GasLog Shanghai	2013	155,000	Spot Market (4)	TFDE	—	—
7	GasLog Santiago	2013	155,000	New Customer	TFDE	December 2021 or January 2022	2022-2028 (5)
8	GasLog Sydney	2013	155,000	Cheniere (6)	TFDE	April 2020	2020-2021 (7)
9	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025–2030 (8)
10	Solaris	2014	155,000	Shell	TFDE	June 2021	2026–2031 (8)
11	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (9)
12	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (10)
13	GasLog Gibraltar (11)	2016	174,000	Shell	TFDE	October 2023	2028–2031 (10)

(1)      GasLog Partners has secured a one-year charter for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019 at the Partnership’s option.

(2)      Charterer may extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)      Charterer may extend the term of the related charters for one extension period of three or five years, and each charter requires that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)      The vessel is currently operating in the spot market under the Cool Pool.

(5)      Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(6)      The vessel is currently operating in the spot market under a short-term charter and is expected to begin her 18-month charter with Cheniere Energy, Inc. (“Cheniere”) in December 2018.

(7)      Charterer may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)      Charterer may extend the term of these time charters for a period ranging from five to ten years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(9)      Charterer may extend the term of the time charter for a period of five years, provided that the charterer gives us advance notice of declaration.

(10)  Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(11)  On April 26, 2018, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters the GasLog Gibraltar.

Charter Expirations

The Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Rita Andrea and the Methane Shirley Elisabeth are due to come off charter in October 2019, December 2019, April 2020 and June 2020, respectively, each plus or minus 30 days. GasLog Partners has secured a one-year charter for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership), commencing in either November or December 2019 at the Partnership’s option. GasLog Partners continues to pursue opportunities for new multi-year charters with third parties and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions.

Additional Vessels

Existing Vessel Interests Purchase Options

Pursuant to our announced agreement with GasLog to purchase the Methane Becki Anne, we currently have the option to purchase from GasLog: (i) the GasLog Glasgow within 36 months after GasLog notifies our board of directors of her acceptance by her charterers and (ii) the GasLog Houston within 30 days after GasLog notifies us that the vessel has commenced its multi-year charter with Shell. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement. Our option to acquire the Methane Julia Louise expired in March 2018, while the options to acquire the GasLog Genoa and the GasLog Hong Kong expired in April 2018.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Charter Expiration(2)
1	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026
2	GasLog Houston (3)	2018	174,000	Shell	LP-2S	May 2028

(1)      Reference to “LP-2S” refers to low pressure dual-fuel two-stroke engine propulsion.

(2)      Indicates the expiration of the initial fixed term.

(3)      The vessel is currently on a short-term charter until the commencement of her multi-year charter party with a subsidiary of Shell, from the beginning of 2019 until May 2028.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. The five newbuildings listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that each vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(3)
1	Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029
2	Hull No. 2213	Q2 2020	180,000	Centrica (2)	LP-2S	2027
3	Hull No. 2262	Q3 2020	180,000	Centrica (2)	LP-2S	2027
4	Hull No. 2300	Q4 2020	174,000	Cheniere	LP-2S	2027
5	Hull No. 2301	Q4 2020	174,000	Cheniere	LP-2S	2027

(1)      Expected delivery quarters are presented.

(2)      The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(3)      Charter expiration to be determined based upon actual date of delivery.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfers of the GasLog Greece, the GasLog Geneva, the Solaris and the GasLog Gibraltar from GasLog to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017, and April 26, 2018, respectively, were accounted for as reorganizations of entities under common control under IFRS. The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the dates of their incorporation by GasLog as they were under the common control of GasLog.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended September 30, 2017 compared to the three-month period ended September 30, 2018

(in thousands of U.S. dollars)	IFRS Reported Common Control Results
	2017	2018	Change
Revenues	86,353	81,887	(4,466)
Net pool allocation	—	780	780
Voyage expenses and commissions	(1,081)	(3,359)	(2,278)
Vessel operating costs	(16,373)	(15,765)	608
Depreciation	(18,532)	(18,710)	(178)
General and administrative expenses	(3,989)	(4,693)	(704)
Profit from operations	46,378	40,140	(6,238)
Financial costs	(15,020)	(15,533)	(513)
Financial income	321	581	260
(Loss)/gain on derivatives	(672)	2,082	2,754
Profit for the period	31,007	27,270	(3,737)
Profit attributable to Partnership’s operations	25,299	27,270	1,971

For the three-month period ended September 30, 2017, we had an average of 13.0 vessels operating in our owned fleet having 1,196 operating days, while for the three-month period ended September 30, 2018, we had an average of 13.0 vessels operating in our owned fleet having 1,151 operating days.

Revenues: Revenues decreased by $4.5 million, or 5.2%, from $86.4 million for the three-month period ended September 30, 2017 to $81.9 million for the same period in 2018. The decrease in revenues is attributable to the expirations of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney and their entering the spot market in May, June and September 2018, respectively. As a result, the average daily hire rate decreased from $72,202 for the three-month period ended September 30, 2017, to $71,144 for the three-month period ended September 30, 2018.

Net Pool Allocation: Net pool allocation was $0.0 million during the three-month period ended September 30, 2017 and $0.8 million during the three-month period ended September 30, 2018. The $0.8 million of net pool allocation in the three-month period ended September 30, 2018, represents the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula. GasLog Partners recognized gross revenues and gross voyage expenses and commissions of $4.1 million and $0.2 million, respectively, from the operation of the GasLog Shanghai which entered the Cool Pool in May 2018 (September 30, 2017: $0.0 million and $0.0 million, respectively). GasLog Partners’ total net pool performance is presented below:

	For the three months ended
	September 30, 2017	September 30, 2018
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	—	4,110
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	—	(210)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	—	780
GasLog Partners’ total net pool performance	—	4,680

Voyage Expenses and Commissions: Voyage expenses and commissions increased by $2.3 million, from $1.1 million for the three-month period ended September 30, 2017 to $3.4 million for the same period in 2018. The increase is mainly attributable to increased bunker consumption costs for the periods during which the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were not operating under a time-charter in the third quarter of 2018.

Vessel Operating Costs: Vessel operating costs decreased by $0.6 million, or 3.7%, from $16.4 million for the three-month period ended September 30, 2017 to $15.8 million for the same period in 2018. The decrease is mainly attributable to higher scheduled technical maintenance costs incurred in the three-month period ended September 30, 2017 related to the dry-docking completed in the following quarter. As a result, daily operating cost per vessel decreased from $14,747 per day for the three-month period ended September 30, 2017 to $14,216 per day for the three-month period ended September 30, 2018.

General and Administrative Expenses: General and administrative expenses increased by $0.7 million, or 17.5%, from $4.0 million for the three-month period ended September 30, 2017 to $4.7 million for the same period in 2018. The increase is mainly attributable to an increase in administrative expenses of $0.9 million for services provided under the administrative services agreement with GasLog due to the increase of the annual administrative fees in 2018 by $0.2 million per vessel and the incremental fees due to the acquisitions from GasLog of the GasLog Greece on May 3, 2017, the GasLog Geneva on July 3, 2017, the Solaris on October 20, 2017 and the GasLog Gibraltar on April 26, 2018.

Financial Costs: Financial costs increased by $0.5 million, or 3.3%, from $15.0 million for the three-month period ended September 30, 2017 to $15.5 million for the same period in 2018, due to an increase of $0.9 million in interest expense on loans, partially offset by a decrease of $0.3 million in amortization of loan fees, mainly due to the prepayment in January 2018 of the remaining $29.8 million balance of the junior tranche of the credit agreement entered into on February 18, 2016 (the “Five Vessel Refinancing”). During the three-month period ended September 30, 2017, we had an average of $1,352.5 million of outstanding indebtedness with a weighted average interest rate of 3.8%, compared to an average of $1,187.8 million of outstanding indebtedness with a weighted average interest rate of 4.6% during the three-month period ended September 30, 2018.

(Loss)/gain on Derivatives: Loss on derivatives decreased by $2.8 million, from a loss of $0.7 million for the three-month period ended September 30, 2017 to a gain of $2.1 million for the same period in 2018. The decrease is attributable to a decrease in loss of $1.8 million from the mark-to-market valuation of our derivatives carried at fair value through profit or loss, derived mainly from the higher London Interbank Offered Rate (“LIBOR”) yield curve which was used to calculate the present value of the estimated future cash flows, as compared to the agreed fixed interest rates, and a decrease in realized loss from interest rate swaps held for trading of $0.9 million.

Profit for the Period: Profit for the period decreased by $3.7 million, or 11.9%, from $31.0 million for the three-month period ended September 30, 2017 to $27.3 million for the same period in 2018, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $2.0 million, or 7.9%, from $25.3 million for the three-month period ended September 30, 2017 to $27.3 million for the three-month period ended September 30, 2018. The increase is mainly attributable to the profits of the GasLog Geneva, the Solaris and the GasLog Gibraltar, acquired by the Partnership on July 3, 2017, October 20, 2017 and April 26, 2018, respectively, and the decrease in mark-to-market loss on interest rate swaps attributable to the Partnership, which were partially offset by the decreased revenues and increased voyage expenses and commissions, due to three vessels of the remaining fleet entering the spot market.

Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $13.1 million contributed by the GasLog Geneva, the Solaris and the GasLog Gibraltar, partially offset by a decrease in net revenues of $3.7 million from the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, (b) an increase in voyage expenses and commissions attributable to the Partnership of $2.4 million mainly attributable to the voyage expenses of the vessels operating in the spot market, (c) an increase in operating expenses attributable to the Partnership of $0.7 million mainly attributable to the operating expenses of the aforementioned acquired vessels, and (d) an increase in depreciation expense attributable to the Partnership of $3.1 million, resulting primarily from the aforementioned acquisitions.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership of $0.9 million, which is primarily due to an increase in administrative fees, (b) an increase in financial costs attributable to the Partnership of $3.2 million, mainly due to increased financial costs of $3.5 million with respect to the aggregate outstanding debt of the GasLog Geneva, the Solaris and the GasLog Gibraltar after their respective drop-downs to the Partnership and (c) a decrease of $2.8 million in loss on derivatives.

The above discussion of revenues, net pool allocation, operating expenses, depreciation expense, general and administrative expenses, financial costs and loss/gain on derivatives in relation to the Profit attributable to the Partnership for the three-month period ended September 30, 2017 and September 30, 2018, are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2018

(in thousands of U.S. dollars)	IFRS Reported Common Control Results
	2017	2018	Change
Revenues	256,235	243,172	(13,063)
Net pool allocation	—	423	423
Voyage expenses and commissions	(3,209)	(6,042)	(2,833)
Vessel operating costs	(47,593)	(48,178)	(585)
Depreciation	(54,996)	(55,314)	(318)
General and administrative expenses	(11,067)	(14,074)	(3,007)
Profit from operations	139,370	119,987	(19,383)
Financial costs	(44,086)	(45,826)	(1,740)
Financial income	694	1,688	994
(Loss)/gain on derivatives	(2,985)	9,997	12,982
Profit for the period	92,993	85,846	(7,147)
Profit attributable to Partnership’s operations	65,679	82,173	16,494

For the nine-month period ended September 30, 2017, we had an average of 13.0 vessels operating in our owned fleet having 3,549 operating days, while during the nine-month period ended September 30, 2018, we had an average of 13.0 vessels operating in our owned fleet having 3,417 operating days.

Revenues: Revenues decreased by $13.0 million, or 5.1%, from $256.2 million for the nine-month period ended September 30, 2017 to $243.2 million for the same period in 2018. The decrease in revenues is mainly attributable to a decrease of $7.2 million due to the expirations of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney and their entering the spot market in May, July and September 2018, respectively, and a further decrease of $6.0 million due to the off-hire days from the scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney. The average daily hire rate decreased from $72,199 for the nine-month period ended September 30, 2017, to $71,165 for the nine-month period ended September 30, 2018.

Net Pool Allocation: Net pool allocation was $0.0 million during the nine-month period ended September 30, 2017 and $0.4 million during the nine-month period ended September 30, 2018. The $0.4 million of net pool allocation in the nine-month period ended September 30, 2018 represents the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula. GasLog Partners recognized gross revenues and gross voyage expenses and commissions of $5.6 million and $0.3 million, respectively, from the operation of the GasLog Shanghai which entered the Cool Pool in May 2018 (September 30, 2017: $0.0 million and $0.0 million, respectively). GasLog Partners’ total net pool performance is presented below:

	For the nine months ended
	September 30, 2017	September 30, 2018
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	—	5,626
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	—	(288)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	—	423
GasLog Partners’ total net pool performance	—	5,761

Voyage Expenses and Commissions: Voyage expenses and commissions increased by $2.8 million, or 87.5%, from $3.2 million for the nine-month period ended September 30, 2017 to $6.0 million for the same period in 2018. The increase is mainly attributable to increased bunker consumption costs for the periods during which the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were not operating under a time charter in the first nine months of 2018.

Vessel Operating Costs: Vessel operating costs increased by $0.6 million, or 1.3%, from $47.6 million for the nine-month period ended September 30, 2017 to $48.2 million for the same period in 2018. The increase is mainly attributable to increased scheduled technical maintenance costs of $0.9 million related to performed dry-dockings and intermediate surveys, as well as engine maintenance and various certifications costs incurred during 2018, partially offset by a decrease of $0.3 million in insurance expenses. As a result, daily operating cost per vessel increased from $14,448 per day for the nine-month period ended September 30, 2017, to $14,644 per day for the nine-month period ended September 30, 2018.

General and Administrative Expenses: General and administrative expenses increased by $3.0 million, or 27.0%, from $11.1 million for the nine-month period ended September 30, 2017 to $14.1 million for the same period in 2018. The increase is mainly attributable to an increase in administrative expenses of $3.0 million for services provided under the administrative services agreement with GasLog due to the increase of the annual administrative fees in 2018 by $0.2 million per vessel and the incremental fees due to the acquisitions from GasLog of the GasLog Greece on May 3, 2017, the GasLog Geneva on July 3, 2017, the Solaris on October 20, 2017 and the GasLog Gibraltar on April 26, 2018.

Financial Costs: Financial costs increased by $1.7 million, or 3.9%, from $44.1 million for the nine-month period ended September 30, 2017 to $45.8 million for the same period in 2018. The increase is mainly attributable to an increase of $1.8 million in interest expense on loans, partially offset by a decrease in commitment fees of $0.1 million. During the nine-month period ended September 30, 2017, we had an average of $1,381.7 million of outstanding indebtedness with a weighted average interest rate of 3.7%, compared to an average of $1,223.1 million of outstanding indebtedness with a weighted average interest rate of 4.3% during the nine-month period ended September 30, 2018.

(Loss)/gain on Derivatives: Loss on derivatives decreased by $13.0 million, from a loss of $3.0 million for the nine-month period ended September 30, 2017 to a gain of $10.0 million for the same period in 2018. The decrease is attributable to a decrease in loss of $10.4 million from the mark-to-market valuation of our derivatives carried at fair value through profit or loss, derived mainly from the higher LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, as compared to the agreed fixed interest rates, and a decrease in realized loss from interest rate swaps held for trading of $2.6 million.

Profit for the Period: Profit for the period decreased by $7.2 million, or 7.7%, from $93.0 million for the nine-month period ended September 30, 2017 to $85.8 million for the same period in 2018, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $16.5 million, or 25.1%, from $65.7 million for the nine-month period ended September 30, 2017 to $82.2 million for the nine-month period ended September 30, 2018. The increase is mainly attributable to the profits of the GasLog Greece, the GasLog Geneva, the Solaris and the GasLog Gibraltar, acquired by the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively, and the decrease in mark-to-market loss on interest rate swaps attributable to the Partnership, which were partially offset by the decreased revenues, increased voyage expenses and commissions and general and administrative expenses.

Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $54.1 million contributed by the GasLog Greece, the GasLog Geneva, the Solaris and the GasLog Gibraltar, partially offset by a decrease in net revenues of $6.8 million from the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney and a further decrease of $6.0 million due to the off-hire days from the scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney, (b) an increase in voyage expenses and commissions attributable to the Partnership of $3.5 million mainly attributable to the voyage expenses of the vessels operating in the spot market, (c) an increase in operating expenses attributable to the Partnership of $6.9 million mainly attributable to the operating expenses of the aforementioned acquired vessels and (d) an increase in depreciation expense attributable to the Partnership of $12.1 million, also resulting primarily from the aforementioned acquisitions.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership of $3.8 million, which is primarily attributable to an increase in administrative fees, (b) an increase in financial costs attributable to the Partnership of $12.6 million, mainly due to increased financial costs of $12.9 million with respect to the aggregate outstanding debt of the GasLog Greece, the GasLog Geneva, the Solaris and the GasLog Gibraltar after their respective drop-downs to the Partnership and (c) a decrease of $13.0 million in loss on derivatives.

The above discussion of revenues, net pool allocation, operating expenses, depreciation expense, general and administrative expenses, financial costs and loss/gain on derivatives in relation to the Profit attributable to the Partnership for the nine-month period ended September 30, 2017 and September 30, 2018, are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

As of September 30, 2018, we had $168.8 million of cash and cash equivalents, of which $91.1 million was held in current accounts and $77.7 million was held in time deposits with an original duration of less than three months. An amount of $10.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

As of September 30, 2018, we had an aggregate of $1,156.6 million of indebtedness outstanding under our credit facilities, of which $85.0 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $55.9 million.

In August 2018, the Partnership entered into three new forward foreign exchange contracts with GasLog with a notional value of €6.0 million and staggered maturities during the third quarter of 2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

The Partnership has entered into five interest rate swap agreements with GasLog at a notional value of $550.0 million in aggregate, maturing between 2020 and 2023. As of September 30, 2018, the Partnership had hedged 46.9% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.9% (excluding margin).

Following the completion of the scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney in the second quarter of 2018, the GasLog Seattle is scheduled to commence her dry-docking in the fourth quarter of 2018.

Working Capital Position

As of September 30, 2018, our current assets totaled $197.3 million and current liabilities totaled $150.3 million, resulting in a positive working capital position of $47.0 million.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2018

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Nine months ended
	September 30, 2017	September 30, 2018
Net cash provided by operating activities	138,406	136,266
Net cash provided by/(used in) investing activities	5,914	(26,214)
Net cash used in financing activities	(4,033)	(88,020)

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $2.1 million, from $138.4 million in the nine-month period ended September 30, 2017 to $136.3 million in the nine-month period ended September 30, 2018. The decrease of $2.1 million is attributable to a decrease in net revenues of $12.7 million, an increase of $6.2 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses and an increase of $1.0 million in cash paid for interest, partially offset by a $15.2 million movement in working capital accounts, a decrease of $2.6 million in realized loss on interest rate swaps held for trading.

Net Cash provided by/(used in) Investing Activities:

Net cash provided by investing activities decreased by $32.1 million, from cash provided by investing activities of $5.9 million in the nine-month period ended September 30, 2017 to cash used in investing activities of $26.2 million in the nine-month period ended September 30, 2018. The decrease of $32.1 million is attributable to an increase in net cash used in short-term investments of $17.5 million, an increase of net cash used in payments for vessels of $15.5 million, partially offset by an increase in financial income received of $0.9 million.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $84.0 million, from cash used in financing activities of $4.0 million in the nine-month period ended September 30, 2017 to $88.0 million in the nine-month period ended September 30, 2018. The increase of $84.0 million is attributable to a decrease in net public offering proceeds of $106.1 million, a decrease in bank loan drawdowns of $60.0 million and an increase of $22.1 million in distributions paid, partially offset by a decrease in cash distributions to GasLog in exchange for contribution of net assets of $102.5 million, a decrease of $1.4 million in payments of loan issuance costs and a decrease of $0.5 million in bank loan repayments.

 Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of October 1, 2018:

	On and after October 1,	For the years ending December 31,
	2018	2019	2020	2021	2022	2023-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	72.0	298.4	217.9	116.0	90.5	146.0	940.8
Total contracted days(1)(2)	1,031	4,268	3,159	1,551	1,095	1,732	12,836
Total available days(5)	1,166	4,715	4,668	4,595	4,745	18,603	38,492
Total unfixed days(6)	135	447	1,509	3,044	3,650	16,871	25,656
Percentage of total contracted days/total available days	88.4%	90.5%	67.7%	33.8%	23.1%	9.3%	33.3%

(1)      Reflects time charter revenues and contracted days for the 13 LNG carriers in our fleet as of October 1, 2018. Does not include charter revenues for the vessel operating in the spot/short-term market under the Cool Pool. Also, does not include charter revenues for the Methane Becki Anne, the acquisition of which was announced on October 25, 2018. Assuming completion of the drop-down on November 1, 2018, this acquisition is expected to increase the percentage of our total contracted days to 35.7% and to increase the percentage of total contracted days to 91.2% in 2019 and 69.8% in 2020.

(2)      Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)      For time charters that include an operating cost component, revenue calculations include an estimate of the amount of that operating cost component.

(4)      Revenue calculations assume no exercise of any option to extend the terms of the charters.

(5)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)      Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 13 LNG carriers in our fleet as of October 1, 2018. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any revenues from the vessel that is operating in the Cool Pool, any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into a time charter contract for the vessel operating in the Cool Pool, or the exercise of the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenues for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer, or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 12, 2018. For these reasons, the contracted charter revenues information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited condensed consolidated statements of financial position as of December 31, 2017 and September 30, 2018	F-2
Unaudited condensed consolidated statements of profit or loss and total comprehensive income for the three and nine months ended September 30, 2017 and 2018	F-3
Unaudited condensed consolidated statements of changes in owners’/partners’ equity for the nine months ended September 30, 2017 and 2018	F-4
Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2017 and 2018	F-5
Notes to the unaudited condensed consolidated financial statements	F-6

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2017 and September 30, 2018

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2017	September 30, 2018
		(restated)(1)
Assets
Non-current assets
Derivative financial instruments	8	6,038	11,381
Vessels	4	2,149,751	2,124,644
Total non-current assets		2,155,789	2,136,025
Current assets
Trade and other receivables		3,755	7,349
Inventories		2,857	2,826
Due from related parties	3	3,712	2,168
Prepayments and other current assets		1,579	1,382
Derivative financial instruments	8	577	4,843
Short-term investments		—	10,000
Cash and cash equivalents		146,721	168,753
Total current assets		159,201	197,321
Total assets		2,314,990	2,333,346
Partners’ equity and liabilities
Partners’ equity
Owners’ capital		53,354	—
Common unitholders (41,002,121 units issued and outstanding as of December 31, 2017 and 45,189,889 units issued and outstanding as of September 30, 2018)	5	752,456	840,606
General partner (836,779 units issued and outstanding as of December 31, 2017 and 922,244 units issued and outstanding as of September 30, 2018)	5	11,781	13,246
Incentive distribution rights (“IDRs”)	5	6,596	6,290
Preference unitholders (5,750,000 Series A Preference Units issued and outstanding as of December 31, 2017 and 5,750,000 Series A Preference Units and 4,600,000 Series B Preference Units issued and outstanding as of September 30, 2018)	5	139,321	250,934
Total partners’ equity		963,508	1,111,076
Current liabilities
Trade accounts payable		4,785	11,938
Due to related parties	3	2,613	3,678
Derivative financial instruments	8	269	707
Other payables and accruals	7	43,000	48,988
Borrowings—current portion	6	114,570	85,033
Total current liabilities		165,237	150,344
Non-current liabilities
Derivative financial instruments	8	—	147
Borrowings—non-current portion	6	1,185,995	1,071,568
Other non-current liabilities		250	211
Total non-current liabilities		1,186,245	1,071,926
Total partners’ equity and liabilities		2,314,990	2,333,346

________________

(1)                Restated so as to reflect the historical financial statements of GAS-fourteen Ltd., acquired on April 26, 2018 from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three and nine months ended September 30, 2017 and 2018

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the nine months ended
	Note	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
		(restated) (1)		(restated) (1)
Revenues	9	86,353	81,887	256,235	243,172
Net pool allocation		—	780	—	423
Voyage expenses and commissions		(1,081)	(3,359)	(3,209)	(6,042)
Vessel operating costs		(16,373)	(15,765)	(47,593)	(48,178)
Depreciation	4	(18,532)	(18,710)	(54,996)	(55,314)
General and administrative expenses	10	(3,989)	(4,693)	(11,067)	(14,074)
Profit from operations		46,378	40,140	139,370	119,987
Financial costs	11	(15,020)	(15,533)	(44,086)	(45,826)
Financial income		321	581	694	1,688
(Loss)/gain on derivatives	11	(672)	2,082	(2,985)	9,997
Total other expenses, net		(15,371)	(12,870)	(46,377)	(34,141)
Profit and total comprehensive income for the period		31,007	27,270	92,993	85,846

Earnings per unit attributable to the Partnership, basic and diluted:	14
Common unit		0.53	0.49	1.51	1.48
Subordinated unit		N/A	N/A	0.52	N/A
General partner unit		0.56	0.50	1.57	1.54

_____________

(1)                Restated so as to reflect the historical financial statements of GAS-eight Ltd. and GAS-fourteen Ltd., acquired on October 20, 2017 and April 26, 2018, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the nine months ended September 30, 2017 and 2018

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		Subordinated unitholders		IDRs	Preference unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units			Units
Balance at January 1, 2017 (as restated(1))	701,933	10,095	24,572,358	565,408	9,822,358	60,988	5,878	—	—	642,369	196,937	839,306
Profit and total comprehensive income attributable to GasLog’s operations (Note 14)	—	—	—	—	—	—	—	—	—	—	27,314	27,314
Net proceeds from public offerings and issuances of common units and general partner units	126,978	2,719	6,221,885	130,927	—	—	—	—	—	133,646	—	133,646
Net proceeds from public offering and issuance of preference units	—	—	—	—	—	—	—	5,750,000	138,782	138,782	—	138,782
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(121,554)	(121,554)
Difference between net book values of acquired subsidiary and consideration paid	—	(1,277)	—	(5,954)	—	(10,321)	—	—	—	(17,552)	17,552	—
Distributions declared	—	(1,213)	—	(47,964)	—	(9,724)	(1,770)	—	(4,133)	(64,804)	—	(64,804)
Share-based compensation, net of accrued distribution	—	9	—	325	—	19	85	—	—	438	—	438
Conversion of subordinated units to common units	—	—	9,822,358	46,047	(9,822,358)	(46,047)	—	—	—	—	—	—
Partnership’s profit and total comprehensive income (Note 14)	—	1,220	—	53,014	—	5,085	1,711	—	4,649	65,679	—	65,679
Balance at September 30, 2017 (as restated(1))	828,911	11,553	40,616,601	741,803	—	—	5,904	5,750,000	139,298	898,558	120,249	1,018,807

Balance at January 1, 2018 (as restated(1))	836,779	11,781	41,002,121	752,456	—	—	6,596	5,750,000	139,321	910,154	53,354	963,508
Profit and total comprehensive income attributable to GasLog’s operations (Note 14)	—	—	—	—	—	—	—	—	—	—	3,673	3,673
Net proceeds from public offerings and issuances of common units and general partner units (Note 5)	85,465	2,044	2,294,795	53,956	—	—	—	—	—	56,000	—	56,000
Settlement of awards vested during the period	—	—	33,998	—	—	—	—	—	—	—	—	—
Net proceeds from public offering and issuance of preference units (Note 5)	—	—	—	—	—	—	—	4,600,000	111,194	111,194	—	111,194
Issuance of common units to GasLog in exchange for net assets contribution to the Partnership	—	—	1,858,975	45,000	—	—	—	—	—	45,000	(45,000)	—
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(19,086)	(19,086)
Difference between net book values of acquired subsidiary and consideration paid	—	(486)	—	(6,573)	—	—	—	—	—	(7,059)	7,059	—
Distributions declared (Note 13)	—	(1,428)	—	(66,934)	—	—	(3,027)	—	(15,533)	(86,922)	—	(86,922)
Share-based compensation, net of accrued distribution	—	11	—	422	—	—	103	—	—	536	—	536
Partnership’s profit and total comprehensive income (Note 14)	—	1,324	—	62,279	—	—	2,618	—	15,952	82,173	—	82,173
Balance at September 30, 2018	922,244	13,246	45,189,889	840,606	—	—	6,290	10,350,000	250,934	1,111,076	—	1,111,076

(1) Restated so as to reflect the historical financial statements of GAS-eight Ltd. and GAS-fourteen Ltd., acquired on October 20, 2017 and April 26, 2018, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2017 and 2018

(All amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2017	September 30, 2018
	(restated)(1)
Cash flows from operating activities:
Profit for the period	92,993	85,846
Adjustments for:
Depreciation	54,996	55,314
Financial costs	44,086	45,826
Financial income	(694)	(1,688)
Unrealized loss/(gain) on derivatives held for trading	1,394	(9,024)
Share-based compensation	614	766
	193,389	177,040
Movements in working capital	(12,861)	2,421
Cash provided by operations	180,528	179,461
Interest paid	(42,122)	(43,195)
Net cash provided by operating activities	138,406	136,266
Cash flows from investing activities:
Payments for vessels’ additions	(2,207)	(17,702)
Financial income received	621	1,488
Maturity of short-term investments	7,500	18,000
Purchase of short-term investments	—	(28,000)
Net cash provided by/(used in) investing activities	5,914	(26,214)
Cash flows from financing activities:
Borrowings drawdowns	60,000	—
Borrowings repayments	(149,304)	(148,929)
Payment of loan issuance costs	(1,507)	(79)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	135,128	56,381
Proceeds from issuance of preference units (net of underwriting discounts and commissions)	139,222	111,544
Payment of offering costs	(1,214)	(929)
Cash payment to GasLog in exchange for contribution of net assets	(121,554)	(19,086)
Distributions paid	(64,804)	(86,922)
Net cash used in financing activities	(4,033)	(88,020)
Increase in cash and cash equivalents	140,287	22,032
Cash and cash equivalents, beginning of the period	59,875	146,721
Cash and cash equivalents, end of the period	200,162	168,753

Non-Cash Investing and Financing Activities:
Capital expenditures included in liabilities at the end of the period	998	14,379
Financing costs included in liabilities at the end of the period	10	—
Offering costs included in liabilities at the end of the period	713	166
Issuance of common units to GasLog in exchange for contribution of net assets	—	45,000

(1) Restated so as to reflect the historical financial statements of GAS-eight Ltd. and GAS-fourteen Ltd. acquired on October 20, 2017 and April 26, 2018, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017 and 2018

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

On May 3, 2017, GasLog Partners acquired from GasLog 100% of the ownership interests in GAS-eleven Ltd., the entity that owns a 174,000 cubic meter (“cbm”) LNG carrier, the GasLog Greece, for an aggregate purchase price of $219,000.

On July 3, 2017, GasLog Partners acquired from GasLog 100% of the ownership interests in GAS-thirteen Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Geneva, for an aggregate purchase price of $211,000.

On October 20, 2017, GasLog Partners acquired 100% of the ownership interests in GAS-eight Ltd., the entity that owns a 155,000 cbm LNG carrier, the Solaris, for an aggregate purchase price of $185,900.

On April 26, 2018, GasLog Partners acquired 100% of the ownership interests in GAS-fourteen Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Gibraltar, for an aggregate purchase price of $207,000.

The acquisitions of the GasLog Greece, the GasLog Geneva, the Solaris and the GasLog Gibraltar from GasLog were accounted for as reorganizations of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of GAS-eleven Ltd., the entity that owns the GasLog Greece, GAS-thirteen Ltd., the entity that owns the GasLog Geneva, GAS-eight Ltd., the entity that owns the Solaris and GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar, from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of September 30, 2018, GasLog holds a 27.7% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under multi-year charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

On May 18, 2018, the Partnership through the GasLog Shanghai entered the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the “Cool Pool”) to market their vessels operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the growing LNG market by providing customers with reliable, flexible, and innovative solutions to meet their increasingly complex shipping requirements. As of September 30, 2018, the Cool Pool consists of 16 modern efficient tri-fuel diesel electric (“TFDE”) LNG carriers in the 155,000-170,000 cbm range. The Cool Pool charters the vessels for periods up to one year in duration as agents for the owners, who each remain responsible for the technical and commercial operation of their vessels and performance of the contracts.

As of September 30, 2018, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by the International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2017, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 12, 2018.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2017. On October 24, 2018, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2017 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under existing debt and equity financing. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on acceptable terms.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was effective for annual periods beginning on or after January 1, 2018 and was applied by the Partnership using the modified retrospective approach. The adoption of the standard did not have an impact on the Partnership’s historical financial statements.

The Partnership assessed that under the time charter agreements, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. The revenue in relation to the lease component of the agreements is accounted for under the leases standard. The revenue in relation to the service component relates to vessel operating expenses which include expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses that are paid by the vessel owner. These costs are essential to operating a charter and therefore, the charterers receive the benefit of these when the vessel is used during the contracted time and will be accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

In relation to short-term charters under the Cool Pool (Note 9), management believes that mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfil the contract. On that basis, it was concluded that positioning and repositioning fees and associated expenses should be recognized over the period of the contract, and not at a certain point in time.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard, which was effective for annual periods beginning on or after January 1, 2018, did not have an impact on the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standard relevant to the Partnership was in issue but not yet effective:

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management has elected not to early adopt, and it anticipates that the implementation of this standard will not have a material impact on the Partnership’s financial statements, since the changes for lessors are fairly minor.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties

	December 31, 2017	September 30, 2018
Due from GasLog Carriers Ltd. (“GasLog Carriers”) (a)	3,712	—
Due from the Cool Pool (b)	—	2,168
Total	3,712	2,168

Amounts due to related parties

	December 31, 2017	September 30, 2018
Due to GasLog LNG Services (c)	2,383	3,439
Due to GasLog (d)	230	239
Total	2,613	3,678

(a)              As of December 31, 2017, the balance due from GasLog Carriers, the parent company of GAS-fourteen Ltd. prior to its acquisition by the Partnership, represented mainly amounts advanced to GasLog Carriers to cover future operating expenses. As of September 30, 2018, the balance had been fully settled.

(b)             As of September 30, 2018, the balance due from the Cool Pool comprises outstanding pool distributions (Note 9).

(c)              The balances represent mainly amounts paid directly by the Manager on behalf of the Partnership.

(d)             The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

	December 31, 2017	September 30, 2018
Loan facility with GasLog	45,000	—
Total	45,000	—

On April 3, 2017, GasLog Partners entered into a new unsecured five-year term loan of $45,000 and a new five-year revolving credit facility of $30,000 with GasLog (together, the “Sponsor Credit Facility”), to be used for general partnership purposes.

On April 5, 2017, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership, with the latter fully repaid on May 22, 2017. On March 23, 2018, the remaining $45,000, which was due in March 2022, was prepaid and the respective term loan facility was terminated.

As of September 30, 2018, the amount outstanding under the revolving credit facility described above was $0 (December 31, 2017: $0).

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and nine months ended September 30, 2017 and 2018:

			For the three months ended		For the nine months ended
Company	Details	Account	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
GasLog	Commercial management fee(i)	General and administrative expenses	1,170	1,170	3,510	3,510
GasLog	Administrative services fee(ii)	General and administrative expenses	1,735	2,638	4,683	7,654
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,656	1,656	4,968	4,968
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	30	70	105	74
GasLog	Interest expense under Sponsor	Financial costs	1,026	—	2,186	935

	Credit Facility
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	77	76	319	227
GasLog	Interest on swaps held for trading (Note 11)	(Loss)/gain on derivatives	487	(566)	1,591	(1,110)
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 11)	(Loss)/gain on derivatives	—	137	—	137
Cool Pool	Adjustment for net pool allocation	Net pool allocation	—	(780)	—	(423)

(i)        Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016. Additionally, in June 2015, GAS-eight Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $360.

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the GasLog Geneva, the GasLog Gibraltar, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in March 2016, September 2016, October 2016, April 2014 and June 2014 (together with the Amended Commercial Management Agreements and the commercial management agreements entered into by GAS-seven Ltd. and GAS-eight Ltd. with GasLog, the “Commercial Management Agreements”).

(ii)  Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. Until December 31, 2016, GasLog received a service fee of $588 per vessel per year in connection with providing services under this agreement. On November 16, 2016, the board of directors approved an increase in the service fee payable to GasLog under the terms of the Administrative Services Agreement to $632 per vessel per year with effect from January 1, 2017. With effect from January 1, 2018, the service fee increased to $812 per vessel per year.

(iii)    Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel’s delivery from the shipyard in 2013, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and, in the case of GAS-seven Ltd., to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreements that GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. had entered into with GasLog upon the deliveries of the GasLog Greece in March 2016, the GasLog Geneva in September 2016 and the GasLog Gibraltar in October 2016, respectively (with a fixed monthly charge of $46).

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2018	2,390,128
Additions	30,207
Fully amortized dry-docking component	(5,000)
As of September 30, 2018	2,415,335

Accumulated depreciation
As of January 1, 2018	240,377
Depreciation expense	55,314
Fully amortized dry-docking component	(5,000)
As of September 30, 2018	290,691

Net book value
As of December 31, 2017	2,149,751
As of September 30, 2018	2,124,644

All vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

5. Partners’ Equity

On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”), including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $111,194. The Series B Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR B”. The initial distribution on the Series B Preference Units was paid on March 15, 2018 (Note 13). The Series B Preference Units issued have been accounted for as equity instruments based on certain characteristics such as the discretion held by our board of directors over distributions, which can be deferred and accumulated, as well as the redemption rights held only by the Partnership. The Series B Preference Units have preference upon liquidation and the holders would receive $25.00 per unit plus any accumulated and unpaid distributions.

On April 3, 2018, GasLog Partners issued 33,998 common units in connection with the vesting of 16,999 Restricted Common Units (“RCUs”) and 16,999 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”) at a price of $23.55 per unit. Subsequently, on April 26, 2018, in connection with the acquisition of GAS-fourteen Ltd., the entity that owns and charters the GasLog Gibraltar, GasLog Partners issued 1,858,975 common units to GasLog at a price of $24.21 per unit. In connection with these common equity issuances and in order for GasLog to retain its 2.0% general partner interest, GasLog Partners also issued 38,632 general partner units to GasLog, for net proceeds of $935.

In addition, under the Partnership’s ATM Common Equity Offering Programme (“ATM Programme”), there was an issuance of 2,294,795 additional common units during the second and third quarters of 2018 for total net proceeds of $53,956. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 46,833 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest for net proceeds of $1,109.

6. Borrowings

	December 31, 2017	September 30, 2018
Amounts due within one year	119,764	90,014
Less: unamortized deferred loan issuance costs	(5,194)	(4,981)
Borrowings – current portion	114,570	85,033
Amounts due after one year	1,202,823	1,083,644
Less: unamortized deferred loan issuance costs	(16,828)	(12,076)
Borrowings – non-current portion	1,185,995	1,071,568
Total	1,300,565	1,156,601

The main terms of the bank loan facilities and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2017. Refer to Note 6 “Borrowings”.

On January 5, 2018, the Partnership prepaid $29,750 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

On March 23, 2018, the outstanding amount of $45,000 under the Sponsor Credit Facility was prepaid. On the same date, the term loan facility was terminated and the respective unamortized loan fees of $900 were written-off to profit or loss. As of September 30, 2018 and December 31, 2017, no amounts were outstanding under the revolving credit facility.

GAS-fourteen Ltd. facility

Following the acquisition of GAS-fourteen Ltd. on April 26, 2018, the Partnership assumed $143,622 of outstanding indebtedness of the acquired entity under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility.

The loan agreement with respect to the GasLog Gibraltar provided for four tranches of $50,544, $25,258, $24,643 and $60,252. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the GasLog Gibraltar according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On October 25, 2016, $160,697 was drawn down to partially finance the delivery of the GasLog Gibraltar. Amounts drawn per tranche bear interest at LIBOR plus a margin.

The obligations under the aforementioned facility are secured by a first priority mortgage over each vessel, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to each vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Gibraltar. The facility includes customary respective covenants and, among other restrictions, the facilities include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market value of the collateral vessel (without taking into account any charter arrangements) were to fall below 115% of the aggregate outstanding principal balance for the first two years after each drawdown and below 120% at any time thereafter.

GasLog, as corporate guarantor for the aforementioned facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

-                    net working capital (excluding the current portion of long-term debt) must be not less than $0;

-                    total indebtedness divided by total assets must not exceed 75.0%;

-                    the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

-                    the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $50,000 after the first drawdown;

-                    GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

-                    the market value adjusted net worth of GasLog must at all times be not less than $350,000.

GasLog was in compliance with the above financial covenants as of September 30, 2018. Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Gibraltar.

The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

GasLog Partners was in compliance with its financial covenants as of September 30, 2018.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2017	September 30, 2018
Unearned revenue	22,678	21,948
Accrued legal and professional fees	597	356
Accrued crew costs	2,256	2,157
Accrued off-hire	1,659	1,688
Accrued payable to charterers	539	2,444
Accrued purchases	1,647	10,136
Accrued interest	12,396	9,169
Accrued board of directors’ fees	188	198
Accrued cash distributions	179	251
Other payables and accruals	861	641
Total	43,000	48,988

8. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2017	September 30, 2018
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,615	16,132
Forward foreign exchange contracts	—	92
Total	6,615	16,224
Derivative financial instruments, current asset	577	4,843
Derivative financial instruments, non-current asset	6,038	11,381
Total	6,615	16,224

The fair value of the derivative liabilities is as follows:

	December 31, 2017	September 30, 2018
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	269	470
Forward foreign exchange contracts	—	384
Total	269	854
Derivative financial instruments, current liability	269	707
Derivative financial instruments, non-current liability	—	147
Total	269	854

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amounts based on the three-month U.S. dollar London Interbank Offered Rate (“LIBOR”), and the Partnership effects quarterly payments to the counterparty on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2017	September 30, 2018
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%	80,000	80,000
GasLog Partners	GasLog	May 2018	May 2018	April 2023	3.15%	—	80,000
					Total	470,000	550,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2018. The change in the fair value of the interest rate swaps for the three and nine months ended September 30, 2018 amounted to a gain of $1,759 and $9,316, respectively (for the three and nine months ended September 30, 2017 a loss of $185 and $1,394, respectively), which was recognized in profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the three and nine months ended September 30, 2018, the gain of $1,759 and $9,316, respectively (Note 11), derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was higher than the agreed fixed interest rates resulting in an increase in net derivative assets from derivatives held for trading.

Forward foreign exchange contracts

The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”). Under these non-deliverable forward foreign exchange contracts, the counterparties (GasLog and the Partnership) settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Settlement Date	Fixed Exchange Rate (USD/EUR)	Notional Amount
GasLog Partners	GasLog	May 2018	Oct 2018	1.18645	€2,000
GasLog Partners	GasLog	May 2018	Nov 2018	1.18769	€2,000
GasLog Partners	GasLog	May 2018	Dec 2018	1.18889	€2,000
GasLog Partners	GasLog	May 2018	Jan 2019	1.199415	€2,000
GasLog Partners	GasLog	May 2018	Feb 2019	1.200865	€2,000
GasLog Partners	GasLog	May 2018	Mar 2019	1.202315	€2,000
GasLog Partners	GasLog	June 2018	Apr 2019	1.19315	€2,000
GasLog Partners	GasLog	June 2018	May 2019	1.19645	€2,000
GasLog Partners	GasLog	June 2018	June 2019	1.19965	€2,000
GasLog Partners	GasLog	August 2018	July 2019	1.1738	€2,000
GasLog Partners	GasLog	August 2018	Aug 2019	1.1772	€2,000
GasLog Partners	GasLog	August 2018	Sept 2019	1.1809	€2,000
				Total	€24,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2018. The change in the fair value of these contracts for the three and nine months ended September 30, 2018 amounted to a loss of $106 and $292, respectively (for the three and nine months ended September 30, 2017: $0), which was recognized in profit or loss in the period incurred and is included in (Loss)/gain on derivatives (Note 11).

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Revenues from time charters	86,353	77,777	256,235	237,546
Revenues from the Cool Pool	—	4,110	—	5,626
Total	86,353	81,887	256,235	243,172

Revenues from the Cool Pool relate only to the pool revenues received from a GasLog Partners vessel operating in the Cool Pool and do not include the net pool allocation to GasLog Partners of a gain of $780 and $423 for the three and nine months ended September 30, 2018, respectively ($0 for the three and nine months ended September 30, 2017).

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Board of directors’ fees	238	253	713	758
Share-based compensation (Note 15)	243	268	614	766
Legal and professional fees	315	273	941	932
Commercial management fees (Note 3)	1,170	1,170	3,510	3,510
Administrative fees (Note 3)	1,735	2,638	4,683	7,654
Foreign exchange differences, net	165	20	290	136
Other expenses, net	123	71	316	318
Total	3,989	4,693	11,067	14,074

11. Financial Costs and Loss/(Gain) on Derivatives

An analysis of financial costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Amortization and write-off of deferred loan issuance costs	1,688	1,341	5,009	5,044
Interest expense on loans	13,109	13,981	38,318	40,090
Commitment fees	136	137	496	405
Other financial costs including bank commissions	87	74	263	287
Total financial costs	15,020	15,533	44,086	45,826

An analysis of loss/(gain) on derivatives is as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Unrealized loss/(gain) on derivatives held for trading (Note 8)	185	(1,653)	1,394	(9,024)
Realized loss/(gain) on derivatives held for trading	487	(429)	1,591	(973)
Total loss/(gain) on derivatives	672	(2,082)	2,985	(9,997)

12. Cash Flow Reconciliations

The reconciliations of the Partnership’s non-cash investing and financing activities for the nine months ended September 30, 2018 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Borrowings outstanding as of January 1, 2018 (Note 6)	1,300,565	—	—	1,300,565
Borrowings repayments	—	(148,929)	—	(148,929)
Additions in deferred loan fees	—	(79)	—	(79)
Amortization and write-off of deferred loan issuance costs (Note 11)	—	—	5,044	5,044
Borrowings outstanding as of September 30, 2018 (Note 6)	1,300,565	(149,008)	5,044	1,156,601

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2018	6,346	—	6,346
Unrealized gain on derivatives held for trading (Note 11)	—	9,024	9,024
Net derivative assets as of September 30, 2018	6,346	9,024	15,370

A reconciliation of vessels arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2018	2,149,751	—	—	2,149,751
Additions (Note 4)	—	17,702	12,505	30,207
Depreciation expense (Note 4)	—	—	(55,314)	(55,314)
Vessels as of September 30, 2018	2,149,751	17,702	(42,809)	2,124,644

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from public offerings and issuances of common and general partner units (net of underwriting discounts and commissions) (Note 5)	56,381	—	56,381
Proceeds from public offering of preference units (net of underwriting discounts and commissions) (Note 5)	111,544	—	111,544
Offering costs	(929)	198	(731)
Net proceeds from equity offerings in the nine months ended September 30, 2018	166,996	198	167,194

13. Cash Distributions

On January 30, 2018, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2017, of $0.5235 per common unit. The cash distribution of $22,845 was paid on February 14, 2018 to all unitholders of record as of February 9, 2018.

On February 8, 2018, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit and a distribution on the Series B Preference Units of $0.33028 per preference unit. The aggregate cash distributions of $4,619 were paid on March 15, 2018, to all unitholders of record as of March 8, 2018.

On April 26, 2018, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended March 31, 2018, of $0.53 per common unit. The cash distribution of $24,272 was paid on May 11, 2018 to all unitholders of record as of May 7, 2018.

On May 11, 2018, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit and a distribution on the Series B Preference Units of $0.5125 per preference unit. The aggregate cash distributions of $5,457 were paid on June 15, 2018, to all unitholders of record as of June 8, 2018.

On July 25, 2018, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended June 30, 2018, of $0.53 per common unit. The cash distribution of $24,272 was paid on August 10, 2018 to all unitholders of record as of August 6, 2018.

On July 25, 2018, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit and a distribution on the Series B Preference Units of $0.5125 per preference unit. The aggregate cash distributions of $5,457 were paid on September 17, 2018, to all unitholders of record as of September 10, 2018.

14. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Profit for the period	31,007	27,270	92,993	85,846
Less:
Profit attributable to GasLog’s operations*	(5,708)	—	(27,314)	(3,673)
Partnership’s profit	25,299	27,270	65,679	82,173
Adjustment for:
Paid and accrued preference unit distributions	(3,100)	(5,457)	(4,649)	(15,952)
Partnership’s profit attributable to:	22,199	21,813	61,030	66,221
Common unitholders	20,941	21,127	53,014	62,279
Subordinated unitholders**	N/A	N/A	5,085	N/A
General partner	443	436	1,220	1,324
Incentive distribution rights***	815	250	1,711	2,618
Weighted average number of units outstanding (basic)
Common units	39,334,356	42,968,737	35,011,970	42,118,574
Subordinated units**	N/A	N/A	9,822,358	N/A
General partner units	793,459	876,958	777,109	859,520
Earnings per unit (basic)
Common unitholders	0.53	0.49	1.51	1.48
Subordinated unitholders	N/A	N/A	0.52	N/A
General partner	0.56	0.50	1.57	1.54
Weighted average number of units outstanding (diluted)
Common units	39,397,507	43,035,573	35,063,379	42,198,860
Subordinated units**	N/A	N/A	9,822,358	N/A
General partner units	793,459	876,958	777,109	859,520
Earnings per unit (diluted)
Common unitholders	0.53	0.49	1.51	1.48
Subordinated unitholders	N/A	N/A	0.52	N/A
General partner	0.56	0.50	1.57	1.54

* Includes the aggregate profit of GAS-eleven Ltd., GAS-thirteen Ltd., GAS-eight Ltd. and GAS-fourteen Ltd. for the period prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), the aforementioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

** On May 16, 2017, all 9,822,358 subordinated units converted into common units on a one-for-one basis. As of June 30, 2017, they participated pro rata with all other outstanding common units in distributions of available cash for the three months ended June 30, 2017. Consequently, earnings have been allocated to subordinated units and the weighted average number of subordinated units has been calculated only for the applicable period during which they were entitled to distributions based on the Partnership Agreement, i.e. for the three months ended March 31, 2017.

*** Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s IPO. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

15. Share-based Compensation

The terms of the 2015 Plan and the assumptions for the valuation of RCUs and PCUs have been disclosed in Note 19 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2017.

On April 2, 2018, the Partnership granted to its executives 24,608 RCUs and 24,608 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on April 2, 2021. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RCUs	24,608	April 2, 2018	$23.40
PCUs	24,608	April 2, 2018	$23.40

In accordance with the terms of the 2015 Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $23.40 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the period	24,608	—	576
Vested during the period	(16,999)	—	(410)
Outstanding as of September 30, 2018	75,084	1.50	1,595
PCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the period	24,608	—	576
Vested during the period	(16,999)	—	(410)
Outstanding as of September 30, 2018	75,084	1.50	1,595

On April 3, 2018, 16,999 RCUs and 16,999 PCUs vested under the Partnership’s 2015 Plan. The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2018 was $268 and $766, respectively (for the three and nine months ended September 30, 2017: $243 and $614 respectively). The total accrued cash distribution as of September 30, 2018 is $462 (December 31, 2017: $428).

16. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of September 30, 2018 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2018
Not later than one year	233,186
Later than one year and not later than three years	297,784
Later than three years and not later than five years	146,486
More than five years	62,729
Total	740,185

In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership and GasLog’s vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements for the Partnership are as follows:

Period	September 30, 2018
Not later than one year	1,549
Total	1,549

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group plc of 83.33% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of September 30, 2018 by GasLog. These spares are expected to be acquired before the end of the initial term of the charter party agreements.

Additionally, in September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of six of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

17. Subsequent Events

In the period from October 1, 2018 through October 9, 2018, GasLog Partners issued and received payment for an additional 156,225 common units at a weighted average price of $23.60 per unit for total net proceeds of $3,678 through its ATM Programme. The issuance of these units fulfilled contractual commitments entered into before September 30, 2018.

On October 24, 2018, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.53 per common unit for the quarter ended September 30, 2018. The cash distribution is payable on November 9, 2018, to all unitholders of record as of November 5, 2018. The aggregate amount of the declared distribution will be $25,658 based on the number of units issued and outstanding after giving effect to the issuances of common units through October 9, 2018 and corresponding 3,188 general partner units (in order for GasLog to retain its 2.0% general partner interest).

On October 24, 2018, the board of directors of GasLog Partners approved the acquisition from GasLog of 100% of the shares in the entity that owns and charters the Methane Becki Anne, a 170,000 cbm TFDE LNG carrier built in 2010 which is chartered to Shell through March 2024, for an aggregate purchase price of $207,400.

APPENDIX A

Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-eleven Ltd., the owner of the GasLog Greece, GAS-thirteen Ltd., the owner of the GasLog Geneva, GAS-eight Ltd., the owner of the Solaris and GAS-fourteen Ltd., the owner of the GasLog Gibraltar, for the periods prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, the aforementioned entities were not owned by the Partnership prior to their respective transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels acquired prior to their transfers to the Partnership.

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended September 30, 2018 are fully attributable to the Partnership. The Partnership Performance Results reported in the third quarter of 2018 are the same as the IFRS Common Control Reported Results for the respective period since there were no vessel acquisitions from GasLog during the quarter, which would have resulted in retrospective adjustment of the historical financial statements.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
(All amounts expressed in thousands of U.S. dollars)	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Revenues	73,277	81,887	192,852	233,857
Net pool allocation	—	780	—	423
Voyage expenses and commissions	(919)	(3,359)	(2,420)	(5,925)
Vessel operating costs	(15,046)	(15,765)	(39,523)	(46,466)
Depreciation	(15,580)	(18,710)	(41,408)	(53,470)
General and administrative expenses	(3,783)	(4,693)	(10,134)	(13,949)
Profit from operations	37,949	40,140	99,367	114,470
Financial costs	(12,289)	(15,533)	(31,359)	(43,973)
Financial income	311	581	656	1,679
(Loss)/gain on derivatives	(672)	2,082	(2,985)	9,997
Total other expenses, net	(12,650)	(12,870)	(33,688)	(32,297)
Partnership’s profit for the period	25,299	27,270	65,679	82,173

___________

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

	For the three months ended September 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	13,076	73,277	86,353
Voyage expenses and commissions	(162)	(919)	(1,081)
Vessel operating costs	(1,327)	(15,046)	(16,373)
Depreciation	(2,952)	(15,580)	(18,532)
General and administrative expenses	(206)	(3,783)	(3,989)
Profit from operations	8,429	37,949	46,378
Financial costs	(2,731)	(12,289)	(15,020)
Financial income	10	311	321
Loss on derivatives	—	(672)	(672)
Total other expenses, net	(2,721)	(12,650)	(15,371)
Profit for the period	5,708	25,299	31,007

A-1

	For the three months ended September 30, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	81,887	81,887
Net pool allocation	—	780	780
Voyage expenses and commissions	—	(3,359)	(3,359)
Vessel operating costs	—	(15,765)	(15,765)
Depreciation	—	(18,710)	(18,710)
General and administrative expenses	—	(4,693)	(4,693)
Profit from operations	—	40,140	40,140
Financial costs	—	(15,533)	(15,533)
Financial income	—	581	581
Gain on derivatives	—	2,082	2,082
Total other expenses, net	—	(12,870)	(12,870)
Profit for the period	—	27,270	27,270

	For the nine months ended September 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	63,383	192,852	256,235
Voyage expenses and commissions	(789)	(2,420)	(3,209)
Vessel operating costs	(8,070)	(39,523)	(47,593)
Depreciation	(13,588)	(41,408)	(54,996)
General and administrative expenses	(933)	(10,134)	(11,067)
Profit from operations	40,003	99,367	139,370
Financial costs	(12,727)	(31,359)	(44,086)
Financial income	38	656	694
Loss on derivatives	—	(2,985)	(2,985)
Total other expenses, net	(12,689)	(33,688)	(46,377)
Profit for the period	27,314	65,679	92,993

	For the nine months ended September 30, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	9,315	233,857	243,172
Net pool allocation	—	423	423
Voyage expenses and commissions	(117)	(5,925)	(6,042)
Vessel operating costs	(1,712)	(46,466)	(48,178)
Depreciation	(1,844)	(53,470)	(55,314)
General and administrative expenses	(125)	(13,949)	(14,074)
Profit from operations	5,517	114,470	119,987
Financial costs	(1,853)	(43,973)	(45,826)
Financial income	9	1,679	1,688
Gain on derivatives	—	9,997	9,997
Total other expenses, net	(1,844)	(32,297)	(34,141)
Profit for the period	3,673	82,173	85,846

A-2